Exhibit 16

Letter to the Securities and Exchange Commission from Ernst & Young LLP.

Ernst & Young LLP
222 South Main Street
Akron, Ohio 44308
Phone - 330-255-5800
www.ey.com

June 9, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated June 9, 2005, of Myers Industries, Inc. and are in agreement with the statements contained in paragraphs 3, 5 and 6 on page 2, and the second sentence of paragraph 4 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the material weaknesses in internal controls over the business segment reporting process, the financial statement close process and the income tax process, included in paragraph 5 on page 2, therein, we had considered such matters in determining the nature, timing an extent of the procedures performed in our audit of the registrant's 2004 financial statements.

/s/ Ernst & Young LLP